Annual Shareholder Meeting

April 27, 2010

Meeting Agenda

I.   **Formal Meeting**

    A.   **Call to Order**

    B.   **Verification of Quorum**

    C.   **Election Results**

    D.   **Adjournment**

II.   **Shareholder Presentation**

    A.   **BellaVista Team**

    B.   **Real Estate Market**

    C.   **2009 at BellaVista Capital**

    D.   **2010 Focus**

    E.   **Shareholder Repurchase Program**

    F.   **Q & A**

BELLAVISTA
C A P I T A L

Forward-Looking Statements

This presentation contains forward-looking statements. These include statements regarding the Company's future financial results, operating results, business strategies, projected costs and capital expenditures, investment portfolio, competitive positions, and plans and objectives of management for future operations. Forward-looking statements may be identified by the use of words such as "may," "will," "should," "expect," "plan," anticipate," "believe," "estimate," "predict," "intend," "seek," "target" and "continue," or the negative of these terms, and include the assumptions that underlie such statements. The Company's actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various risks and uncertainties. All forward-looking statements in this presentation are based on information available to the Company as of the date hereof and the Company assumes no obligation to update any such statements.

BELLAVISTA
CAPITAL

The BellaVista Team

Name	Position
Jeffrey Black	Director
Patricia Wolf	Director & Secretary
William Offenberg	Chairman & CEO/CFO

Real Estate Market

➢ **Credit markets are recovering but**

- **Lending criteria has been substantially tightened**
- **Collateralized debt instruments that fueled the mortgage binge and contributed to the investment banking and credit disasters have been curtailed.**

➢ **Residential market showing limited signs of recovery but:**

- **Sale prices continue to remain at historical lows with some firming and modest increases in a few regions**
- **Sales rate remains low**
- **Inventories are decreasing but remain historically high, both from normal "For Sale" as well as "the next wave" of bank foreclosures bring offered for sale.**

Real Estate Market

- ➢ **Qualified buyers cautiously reentering market but…**
  - ▪ **Home prices dropped June '06 to December '09**
    - • **Nationally: Homes 30%   Condos 21% ***
    - • **California: Homes 37%   Condos 31% ***
  - ▪ **1 in 5 home owners owe more than home is worth ****
  - ▪ **1 in 8 mortgages are late or in some phase of foreclosure ****

- ➢ **Unemployment has almost doubled in US to 10%**
  - ▪ **Across California – currently ranges from 12 to 30%**

- ➢ **Commercial real estate and mortgage markets are now experiencing high default rates and foreclosures**
  - ▪ **Banks selling foreclosed properties at discount prices**
  - ▪ **Loan underwriting requirements continue to tighten**
  - ▪ **This will push out the timing for the sale of BVC commercial properties**

* **Case-Shiller Indexes**
** **Wall Street Journal**
** **USA Today 03/11/10**

BELLAVISTA
CAPITAL

2009 at BellaVista
A Controlled Liquidation In Progress

➢ **A controlled liquidation of BVC began in FY '09**
- **Last major investment was made in December 2006**

➢ **Board of Directors continues to:**
- **Review all investments and operations**
- **Provide direction and oversight of management**

➢ **Took control of 10 properties over the past 2 years**

➢ **Executing on the individual strategies for each of the REO properties**
- **Sell**
  - **Current value + carrying cost greater than estimated future value**
- **Rent and Hold**
  - **Estimated future value greater than current price + carrying cost**

BELLAVISTA
C A P I T A L

Controlled Liquidation
The Portfolio

➢ **All remaining construction completed on portfolio properties**

➢ **Gilmartin luxury home - Tiburon**
  - **Sold**
  - **Paid off existing $2.6m debt**

➢ **Cathedral Building - Broadway Ave, Oakland**
  - **6 commercial and 7 residential condo units**
  - **Assumed "shared control" with borrower**
  - **Sold 3 of 13 units**
  - **Rented 1 unit**
  - **No debt**

BELLAVISTA
C A P I T A L

Controlled Liquidation
The Portfolio

➢ **MacArthur project - Oakland**
- ▪ **Completed construction**
- ▪ **Held auction and sold 15 of 16 units**
- ▪ **1 small retail condo remaining**
- ▪ **No debt**

➢ **Cummings Park - East Palo Alto**
- ▪ **24 residential, 6 affordable and 2 9000 sq ft retail condos**
- ▪ **Sold**
  - • **The 24 residential units,**
  - • **2 of the 6 affordable units**
  - • **1 of the 2 retail units**
- ▪ **Rented a portion of the remaining retail condo**
- ▪ **Of the original $14.6m debt, only $925k remains**

BELLAVISTA
C A P I T A L

Controlled Liquidation
The Portfolio

- ➢ **Frank Norris – Polk Street, San Francisco**
  - ▪ **Instead of foreclosing on a developer headed toward bankruptcy, we settled by assuming**
    - • **Ownership of 14 condos**
    - • **$2.5m debt**
  - ▪ **Sold 7 of the 14 condos**
  - ▪ **2 condos currently in escrow**
  - ▪ **3 of the 5 remaining condos are rented**
  - ▪ **Debt should be retired by June '10**

- ➢ **Brighton – Modesto**
  - ▪ **Originally developed to be an apartment to condo conversion**
  - ▪ **Holding for future appreciation**
  - ▪ **Currently operating as an apartment complex**
  - ▪ **Maintaining a consistent 90 to 95% occupancy rate**
  - ▪ **Carrying a $1.5m flexible line of credit**

BELLAVISTA
C A P I T A L

Controlled Liquidation
The Portfolio

➢ **Pulgas Ave - East Palo Alto**

- 6.5 Acres of land entitled for residential or commercial
- Holding for future appreciation
- Carrying a $1.5m flexible line of credit

➢ **Other properties foreclosed on through March 2010**

- 14 unit retail complex - Alum Rock, San Jose - January 2010
  - 100% ownership
  - Rental income covers operating and interest costs
  - Holding for appreciation
- Entitled 50 lot subdivision - Oakdale - September 2009 **
- Single family home - Edenvale, San Jose - January 2010 **
- Commercial property - Auburn - February 2010 **
- Commercial/industrial property - Escalon - March 2009 **

** BVC ownership between 20 and 50%

BELLAVISTA
CAPITAL

Controlled Liquidation
Debt & Total Operating Expense Reductions

- ➢ **Reduced total debt**
  - ▪ From $13.1m to $4.4m - as of 12/09
  - ▪ A decrease of $8.7m or 66%
- ➢ **Reduced total operating expenses**
  - ▪ From $1,532k in FY '08 to $852k in FY '09
  - ▪ A decrease of $680k or 44%
- ➢ **Through 6 months of FY '10 (unaudited)**
  - ▪ Total operating expenses were $311k versus $420k in FY '09
  - ▪ A decrease of 109k or 26%
- ➢ **As the portfolio properties are sold off, operating expenses will continue to decrease**
  - ▪ To support the operation of the remaining properties and the Company, 3 categories of cash based operating expenses will continue to require funding

BELLAVISTA
CAPITAL

Controlled Liquidation
REO and Rental Expenses

1. **Cost of operating REO and Rental properties**

   - **Property tax**

   - **Insurance**

   - **Interest**

   - **Maintenance**

   - **Home Owners Association dues for condos**

   - **Marketing**

➢ **As properties are sold, expense as well as income will continue to decrease**

BELLAVISTA
C A P I T A L

Controlled Liquidation
Regulatory & Compliance Expenses

2. **Cost of complying with the regulatory requirements imposed on a public company**
    - **In FY '08 expenses were $780k**
    - **In FY '09 decreased by $277 or 36% to $503k**
        - **59% of total controllable operating expenses**
    - **In FY '10 expenses will continue to decrease**
        - **Reduced Board size from 4 to 3 members**
        - **Reducing the number of meetings**

	FY '08 ($ 000)	FY '09 ($ 000)
Board of Directors	$ 224	$ 162
Audit and Tax Preparation	$ 127	$ 153
Directors & Officers Insurance	$ 103	$ 111
CEO & CFO	$ 276	$ 40
SEC Reporting	$ 19	$ 17
General & Administrative	$ 23	$ 14
Legal	$ 8	$ 6
Total	$ 780	$ 503

BELLAVISTA
CAPITAL

Controlled Liquidation
Management and Other Operating Expenses

3. **Management and Other costs**

   - **Property and asset management**

   - **Loan servicing**

   - **Legal matters**
     - **Does not include over $161k of one time expenses related to litigation and settlement costs**

   - **Operational management**
     - **FY '08: BVC had employees in management and administrative positions**
     - **FY '09: CEO and CFO were not employees and worked on an as needed basis**
       - **245 hours not including the MPF takeover attempt and proxy**
       - **As of this meeting positions are being consolidated into 1**

   ➢ **These expense are incurred only on an as needed basis**

BELLAVISTA
C A P I T A L

Controlled Liquidation
Management and Other Operating Expenses

- ➢ **Reduced Management and Other Operating Expenses**
  - ▪ **From $752k in FY '08 to $349k in FY '09**
  - ▪ **A decrease of $403k or 54%**

- ➢ **We will continue to decrease these expense as portfolio properties are sold**
  - ▪ **Cost of property and asset management plus loan servicing combined are capped at 1% of the portfolio asset value**
  - ▪ **Management time and cost will decrease as the number of properties and the operational and legal issues decrease**

BELLAVISTA
CAPITAL

Controlled Liquidation
Impairments

- ➢ **Recognized $5.3m of impairments**
  - ▪ In FY '08 impairments were $17.7m

- ➢ **Impairments come from 2 principal sources**
  - ▪ Properties that were marketed for sale
  - ▪ Properties that were held for appreciation

- ➢ **Current value + carrying cost versus estimated future value**

- ➢ **Both categories were impacted by the same factors**
  - ▪ Prolonged environment of declining prices
  - ▪ Lengthening selling times

BELLAVISTA
CAPITAL

Controlled Liquidation
Impairments

1. **Properties that were sold**
   - Took longer to sell and prices were declining
   - Gilmartin luxury home in Tiburon

2. **Properties that were held**
   - Properties are evaluated on a quarterly basis and reviewed by our auditors
   - Lower on-going appraisals on a quarter-to-quarter basis reflecting the depressed market conditions and falling prices
   - Brighton Apartments in Modesto

BELLAVISTA
CAPITAL

FY '09 Impairments

Property	Location	Type	Impairment ($ 000)
Goleta Project *	Goleta	Town Homes	$ 1,147
Gilmartin Road *	Tiburon	Luxury Single Family	$ 1,100
Pulgas Avenue	East Palo Alto	Land/Commercial	$ 1,073
MacArthur Blvd *	Oakland	Condos	$ 690
Crane Road	Oakdale	Land	$ 389
Cummings Park	East Palo Alto	Mixed Use Project	$ 350
Alum Rock	San Jose	Retail/Commercial	$ 192
Relan	El Sobrante	Land development	$ 188
Kellogg	Goleta	Town Homes	$ 90
Lone Tree Road	Escalon	Commercial/Industrial	$ 84
		Total	$ 5,301

* Sold

BELLAVISTA
CAPITAL

NRV
Components and Summary

	FY '08 Ended 9/30/08	FY '09 Ended 9/30/09
Impairments	$ -1.37	$ -0.48
Operating Expenses	$ - 0.14	$ - 0.13
REO Expenses	$ -0.03	$ - 0.09
Interest Cost	$ - 0.03	$ - 0.07
Gross Profit (Interest and Sales)	$ 0.32	$ 0.07
Share Repurchases	$ 0.24	$ 0.04
NRV to GAAP Reconciliation Items	$ 0.01	$ -0.17
Change in NRV	$ - 1.00	$ - 0.83
Beginning NRV	$ 4.10	$ 3.10
Ending NRV	$ 3.10	$ 2.27

Weighted average NRV per share

BELLAVISTA
C A P I T A L

Current Portfolio (12/31/09)

Property	Location	Type	Status
Brighton Avenue	Modesto	Condos (39)	Rent & Hold
Frank Norris/Polk	San Francisco	Condos (7)	Rent & Sale
Cummings Park	East Palo Alto	Commercial (1)	Rent & Sale
Broadway Avenue	Oakland	Mixed Use (13)	For Sale
Pulgas Ave	East Palo Alto	Land	For Sale
MacArthur Blvd.	Oakland	Condos (1)	For Sale
Deeds of Trust	CA - 90%	Various (14)	Paid Monthly
Gilmartin	Tiburon	Luxury SFH	Sold
		Total NRV	$ 25.32

2010 Focus
Controlled Liquidation

➢ **Continue managing as a controlled liquidation**

➢ **Key considerations**

- ◼ **"Sell Now" versus "Hold for Appreciation"**
  - • **Current value + carrying cost versus future appreciated value**

- ◼ **Portfolio properties will continue to require cash to fund carrying costs and operations**

- ◼ **Estimate 2 - 3 years to manage and sell off all of the portfolio assets**

➢ **We will continue to drive down total operating expenses as the portfolio properties are sold**

BELLAVISTA
C A P I T A L

A Controlled Liquidation
Prioritized Use of Cash

1. Fund operation of portfolio properties

2. Service and payoff debt

3. Fund company operations

4. Fund shareholder repurchase program

Stock Repurchase Program

- The Repurchase Program is anticipated to be initiated once the Company has paid off all of its debt.
  - Repurchase will be funded from subsequent net proceeds from sale of assets
- Provide liquidity to shareholders in the form of stock repurchase
  - Deliver cash to shareholders in as tax efficient manner as possible - as a sale of stock
- Repurchase price anticipated to be NRV less a modest discount for:
  - The then-current market and portfolio risks
  - Funding requirements for the remaining properties and operations

BELLAVISTA
C A P I T A L

Questions & Answers
FY '09 Annual Meeting

BELLAVISTA
CAPITAL

Q & A
Question

How did the Company incur $13.1m of debt?

When will it be paid off?

BELLAVISTA
CAPITAL

Q & A
Question

**Can the Company reduce expenses even
further?**

BELLAVISTA
C A P I T A L

Q & A
Question

Did the Company get the best price for properties sold?

Would it have been better to wait for the market to turn around?

Q & A
Question

Why has the income from the Cupertino Capital loans decreased?

Q & A
Question

As the company has done some seller financing, how will the company ever be completed wound-down?

BELLAVISTA CAPITAL

Shareholder Q & A

BELLAVISTA
CAPITAL

END OF PRESENTATION